FIDELITY BOND RESOLUTION

RESOLVED, that it is the finding of the Board of Directors, including a majority of the Independent Directors at this meeting that the officers be and hereby are authorized to obtain fidelity bond insurance policy (“Bond”) in the aggregate amount of $350,000 covering among others, the Directors in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended; and it is further

RESOLVED, that the proposed Fidelity Bond, Policy No. FIO2280114, with the Hartford Casualty insurance Company, in the amount of $350,000 be, and it hereby is, approved; and it is further

RESOLVED, that the proposed bond contain provisions for increases in coverage to take effect automatically in the event that Fund assets grow and require increased coverage pursuant to law; and it is further

RESOLVED, that Fund management be, and they hereby are, authorized and directed to execute such bond and that the Secretary or authorized designee of the Fund shall make all necessary filings with the Securities and Exchange Commission and give the notice required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

I.	NAMED INSURED:	MP 63 Fund, Inc.
II.	INSURED ADDRESS:	555 Theodore Fremd Ave. Suite B-103 Rye, NY 10580
III.	INSURING COMPANY:	Hartford Fire Insurance Company
IV.	BOND FORM:	Investment Company Bond
V.	BOND PERIOD:	From: 1/1/2011 To: 1/1/2012
VI.	BINDER PERIOD:	From: 1/1/2011 To: Bond Issuance
VII.	BOND NUMBER:	00 FI 0228114 11

	COVERAGES	Limit of Liability*	Deductible**
I.	Employee	$ 350,000	$ 5,000
II.	Premises	$ 350,000	$ 5,000
III.	Transit	$ 350,000	$ 5,000
IV.	Forgery or Alteration	$ 350,000	$ 5,000
V.	Securities	$ 350,000	$ 5,000
VI.	Counterfeit Currency	$ 350,000	$ 5,000
VII.	Computer Systems Fraudulent Entry	$ 350,000	$ 5,000
VIII.	Voice Initiated Transaction	$ 350,000	$ 5,000
IX.	Telefacsimile Transfer Fraud	$ 350,000	$ 5,000
X.	Uncollectible Items of Deposit	$ 100,000	$ 5,000
XI.	Audit Expense	$ 100,000	$ 5,000
XII.	Stop Payment	$ 100,000	$ 5,000
XIII.	Unauthorized Signatures	$ 100,000	$ 5,000
	Optional Coverages:		
	n/a	$	$
		$	$
		$	$

Annual Premium **$1,493**

No Deductible shall apply to any loss under COVERAGE I. sustained by any "Investment Company".

* *Limit of Liability: In excess of the Deductible.*

** *Deductible: Each Claim.*

*** *Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.*

* *Commission percentages shown are for direct commission only and do not include any applicable contingent commission or other forms of compensation.*

IX. RIDERS, EXCLUSIONS AND LIMITATIONS:

F6000 Investment Company Bond
F6016 Mandatory Rider
F6018 Automatic Increase
F6043 State Amendatory Rider
F5267 Producer Compensation Notice
HG00H00900 Mailing Address for Claims Endorsement

Note: Rider titles are used for ease of reference only. If you have questions regarding the scope of the above endorsement please request a specimen copy using the corresponding reference number above.

X. SUBJECTIVITIES:

The above is subject to the underwriter's receipt, review and acceptance of the following prior to binding:

1. NONE

As part of any Proposal submitted to HFP concerning this account (including any attachments, exhibits, particulars, statements, or other applications or documents submitted therewith or separately), any and all SEC filings by or in connection with this risk are deemed to be likewise submitted and incorporated as part of any Proposal.

This is a temporary and conditional Binder and is conditioned upon underwriter's **receipt, review and acceptance** of the additional information specified above. If any such information is not received, reviewed and accepted on or before date specified above, then this Binder and any Binder issued pursuant thereto will be automatically null and void ab initio and have no effect.

Please be aware that if prior to the effective date of binding coverage there is: a) any material change in the information requested by and/or submitted to HFP, or b) any material change in the hazard or risk contemplated in this quotation, the applicant must advise HFP immediately and prior to binding coverage. HFP fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of binding coverage there is any claim made against any insured or if any insured discovers a potential claim, occurrence, circumstance or wrongful act, whether or not notice is given under the expiring bond, then this Binder and any Binder issued pursuant thereto will be automatically null and void ab initio and have no effect.

Return Remittance to:

Via Check (Make payable to Hartford Fire Insurance Company)
Hartford Fire Insurance Company
C/O Bank of America
3793 Collection Center Dr.
Chicago, IL 60693

Via Wire Transfer

ABA Number:	111000012
For Account:	Hartford Fire Insurance Company
Account Number:	375-157-7481
Reference:	

Premium must be paid within thirty (30) days of the bond effective date.

Illinois National Insurance Company
Growth Enterprises
100 Connell Drive Suite 2100
Berkeley Heights, NJ 07922-
(877) 867-3783

CHARTIS

MICHAEL GLASER
LIFTMAN THEODORE INSURANCE
101 FEDERAL STREET
BOSTON, MA 02110-3099

Insured: MP 63 FUND INC
Insured Address: 555 THEODORE FREMD AVE.
RYE, NEW YORK 10580-
Type of Policy: Investment Management Insurance Policy

Name of Insurance Carrier: ILLINOIS NATIONAL INSURANCE COMPANY
Address of Insurance Carrier: 175 WATER STREET, NEW YORK, NY, 10038

Tab#: 1095013, Submission #: 230539200
Replacement of Policy # 01-424-69-44
Policy Period: From 01/01/2011 To 01/01/2012

Dear Michael:

As per your request for an Investment Management Insurance Policy indication, and based upon the renewal information submitted, we are pleased to indicate the following subject to receipt, review and acceptance of the following information:

1. Describe any investments in which the insured, subsidiary, or an affiliate of the insured has five percent (5%) or greater ownership interest or management control of and recommends to clients.

#	Limit of Liability (Aggregate for all coverages combined and including defense costs)	Retention (Each wrongful act[1] or related wrongful acts)	Policy Premium	State Surcharge (not included in Policy Premium)	Premium for TRIA (included in Policy Premium)
1	$1,000,000	$50,000	$6,900	N/A	$68

Policy Premium does not include any municipal tax (if applicable).

Premium for Certified Acts of Terrorism Coverage under Terrorism Risk Insurance Act 2002: Refer to above table. Any coverage provided for losses caused by an act of terrorism as defined by TRIA (TRIA Losses) may be partially reimbursed by the United States under a formula established by TRIA as follows: 85% of TRIA Losses in excess of the insurer deductible mandated by TRIA, the deductible to be based on a percentage of the insurer's direct earned premiums for the year preceding the act of terrorism.

The TRIA disclosure is attached hereto.

Investment Management Insurance Policy 74650 (01/00) will provide the basic contract. If you have not been previously provided with a copy of this policy form, a specimen is enclosed or will be provided at your request. Please read it carefully.

The following endorsements will be added to the basic policy:

#	Form #	Ed Dt	Title
1	69898	09/06	NY CANCELLATION/NONRENEWAL
2	78859	10/01	FORMS INDEX ENDORSEMENT
3	89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
4	99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
5	74665	11/99	5% OR GREATER FUND OWNER CLAIMS EXCLUSION
6			3/01 EMPLOYEE BENEFIT PLAN FIDUCIARY LIABILITY
7			Captive Insurance Company Exclusion
8			Commissions Exclusion Endorsement
9	102643	09/09	FIDUCIARY/CO-FIDUCIARY LIABILITY COVERAGE EXTENSION ENDORSEMENT
10			Nuclear Energy Liability Exclusion
11			IMI Advisor Plus Endorsement

IMPORTANT: READ CAREFULLY

Please be advised that the Insured has important rights under New York Regulation 121 with respect to the non-renewal of any particular part of their policy.

If the above policy is bound, it will be recorded in the **Free Trade Zone** and is not subject to the filing and/or approval requirements of the New York State Insurance Law and Regulations with respect to policy and/or contract form and rates.

In order to complete the underwriting process, we require that you send us the additional information requested at the beginning of the letter. We are not required to bind coverage prior to our receipt, review and underwriting approval of the above information. However, if we do bind coverage prior to such approval, it shall be for a temporary period of not more than 30 days. Such temporary binding of coverage shall be void ab initio ("from the

beginning") if we have not received, reviewed and approved in writing such materials within 30 days from the effective date of the temporary binder. This 30 day temporary conditional binder may be extended only in writing signed by the Insurer. Payment of premium shall not operate to extend the binding period or nullify the automatic voiding as described above.

This indication is strictly conditioned upon no material change in the risk occurring between the date of this letter and the inception date of the proposed policy. In the event of such change in risk, the Insurer may in its sole discretion, whether or not this indication has been already accepted by the Insured, modify and/or withdraw this indication.

This indication will remain open until 01/01/2011.

Before this account can be bound, your brokers license number and expiration date for the state of New York will be required.

Thank you for the opportunity to provide an indication for this account. Please note that this indication contains only a general description of coverages provided. For a detailed description of the terms of the policy, you must refer to the policy itself and any endorsements indicated. If you have any questions about this indication, please do not hesitate to call. We would also be pleased to meet with you and your client to answer any questions they may have.

Sincerely,

Jerry McSpiritt

Jerry McSpiritt
Product Manager
Executive Liability

908-679-3619

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE
(APPLICABLE TO CERTIFIED AND NON-CERTIFIED ACTS)

You are hereby notified that under the Terrorism Risk Insurance Act, as amended, that you have a right to purchase insurance coverage for losses resulting from acts of terrorism, *as defined in Section 102(1) of the Act*: The term "act of terrorism" means any act that is certified by the Secretary of the Treasury—in concurrence with the Secretary of State, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 85% OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS AMENDED, CONTAINS A $100 BILLION CAP THAT LIMITS U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS' LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

Acceptance or Rejection of Terrorism Insurance Coverage

	I hereby elect to purchase terrorism coverage for a prospective premium of Option 1: $68
	I hereby decline to purchase terrorism coverage for certified acts of terrorism. I understand that I will have no coverage for losses resulting from certified acts of terrorism.

Policyholder/Applicant's Signature

Policyholder/Applicant's Printed Name

Date

Insured Name: MP 63 FUND INC
Policy Form: Investment Management Insurance Policy
Tab: 1095013, Submission: 230539200
Policy Period: From 01/01/2011 To 01/01/2012

Please read this document carefully. This Quote of Insurance contains time sensitive requirements to bind coverage.

THE HARTFORD
31 St. James Avenue
Boston, MA 02116

HARTFORD FINANCIAL PRODUCTS	
TO: Mike Glaser	**FROM: Jenifer Thompson**
FIRM: Liftman Insurance **ADDRESS:** 101 Federal Street **CITY/STATE:** Boston, MA 02110 **EMAIL:** michael@liftman.com **TEL:** 617-439-9595 x 5 **FAX:** **TOTAL PAGE(S):**	**Financial Institution Fidelity Department** **CITY/STATE:** Boston, MA 02116 **EMAIL:** jenifer.thompson@thehartford.com **TEL:** 617-646-6211 **FAX:** 866-743-3879 **EXT:**

Re: MP 63 Fund Inc.

Dear Mike,

Based upon the information provided regarding the above captioned account, we are pleased to provide you with the following Quote for Insurance on behalf of the Hartford Fire Insurance Company. Hartford Fire Insurance Company is a member of The Hartford Insurance Group and is rated A (Excellent), XV ($2 billion or more in capital and surplus and conditional reserves) by A.M. Best.

Please note that this Insurer is admitted to provide this coverage in the state of NY.

It is your agency's/brokerage's responsibility to conform with the Laws & Regulations of the applicable jurisdiction, including, but not limited to, payment of premium taxes.

Please be advised in those jurisdictions where countersignature is required, The Hartford will use its designated countersignature agent unless you request and receive authorization from The Hartford for use of an alternative countersignature agent. Responsibility for fees will be borne by you.

Founded in 1810, The Hartford Financial Services Group, Inc. is one of the nation's largest insurance and financial services companies. The Hartford companies are leading providers of commercial property and casualty insurance, investment products, life insurance and employee benefits and automobile and homeowners products. The Hartford has been listed by Fortune magazine as one of America's "most admired companies".

We appreciate this opportunity to work with you and look forward to discussing this Quote in further detail.

Sincerely,

Jenifer A. Thompson

Jenifer A. Thompson
Underwriting Manager

THE HARTFORD

I.	**NAMED INSURED:**	MP 63 Fund Inc.
II.	**INSURED ADDRESS:**	555 Theodore Fremd Ave. Suite B-103 Rye, NY 10580
III.	**INSURING COMPANY:**	Hartford Fire Insurance Company
IV.	**BOND FORM:**	Investment Company Blanket Bond
V.	**BOND PERIOD:**	From: 01/01/2011 To: 01/01/2012
VI.	**MISCELLANEOUS:**	
VII.	**OPTIONS:**	

	COVERAGES	Limit of Liability*	Deductible**
I.	Employee	$ 350,000	$ 5,000
II.	Premises	$ 350,000	$ 5,000
III.	Transit	$ 350,000	$ 5,000
IV.	Forgery or Alteration	$ 350,000	$ 5,000
V.	Securities	$ 350,000	$ 5,000
VI.	Counterfeit Currency	$ 350,000	$ 5,000
VII.	Computer Systems Fraudulent Entry	$ 350,000	$ 5,000
VIII.	Voice Initiated Transaction	$ 350,000	$ 5,000
IX.	Telefacsimile Transfer Fraud	$ 350,000	$ 5,000
X.	Uncollectible Items of Deposit	$ 100,000	$ 5,000
XI.	Audit Expense	$ 100,000	$ 5,000
XII.	Stop Payment	$ 100,000	$ 5,000
XIII.	Unauthorized Signatures	$ 100,000	$ 5,000
	Optional Coverages:		
	n/a	$	$
		$	$
		$	$

Annual Premium **$ 1,493**

No Deductible shall apply to any loss under COVERAGE I. sustained by any "Investment Company".

* *Limit of Liability: In excess of the Deductible.*

** *Deductible: Each Claim.*

*** *Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.*

* *Commission percentages shown are for direct commission only and do not include any applicable contingent commission or other forms of compensation.*

IX. RIDERS, EXCLUSIONS AND LIMITATIONS:

F6000 Investment Company Bond
F6016 Mandatory Rider
F6018 Automatic Increase
F6043 State Amendatory Rider
F5267 Producer Compensation Notice
HG00H00901 Mailing Address for Claims Endorsement

Note: Rider titles are used for ease of reference only. If you have questions regarding the scope of the above endorsement, please request a specimen copy using the corresponding reference number above.

X. SUBJECTIVITIES:

The above is subject to the underwriter's receipt, review and acceptance of the following no later than 01/01/2010

1. A copy of the Prospectus, SAI and Semi-Annual Report for the fund.

<u>This quote is valid until 1/1/2011.</u>

As part of any Proposal submitted to HFP concerning this account (including any attachments, exhibits, particulars, statements, or other applications or documents submitted therewith or separately), any and all SEC filings by or in connection with this risk are deemed to be likewise submitted and incorporated as part of any Proposal.

This is a temporary and conditional Quote and is conditioned upon underwriter's **receipt, review and acceptance** of the additional information specified above. If any such information is not received, reviewed and accepted on or before date specified above, then this Quote and any Quote issued pursuant thereto will be automatically null and void ab initio and have no effect.

Please be aware that if prior to the effective date of binding coverage there is: a) any material change in the information requested by and/or submitted to HFP, or b) any material change in the hazard or risk contemplated in this quotation, the applicant must advise HFP immediately and prior to binding coverage. HFP fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of binding coverage there is any claim made against any insured or if any insured discovers a potential claim, occurrence, circumstance or wrongful act, whether or not notice is given under the expiring bond, then this Quote and any Quote issued pursuant thereto will be automatically null and void ab initio and have no effect.

Return Remittance to:

Via Check (Make payable to Hartford Fire Insurance Company)
Hartford Fire Insurance Company
C/O Bank of America
3793 Collection Center Dr.
Chicago, IL 60693

THE HARTFORD

Via Wire Transfer

ABA Number:	111000012
For Account:	Hartford Fire Insurance Company
Account Number:	375-157-7481
Reference:	

Premium must be paid within thirty (30) days of the bond effective date.

Illinois National Insurance Company
Growth Enterprises
100 Connell Drive Suite 2100
Berkeley Heights, NJ 07922-
(877) 867-3783

CHARTIS

BINDER OF INSURANCE CONFIRMATION LETTER

MICHAEL GLAZER
LIFTMAN THEODORE INSURANCE
101 FEDERAL STREET
BOSTON, MA 02110-3099

RE: MP 63 FUND INC
Investment Management Insurance Policy

Name of Insurance Carrier: ILLINOIS NATIONAL INSURANCE COMPANY
Address of Insurance Carrier: 175 WATER STREET, NEW YORK, NY, 10038

Tab#: 1095013, Submission #: 230539200
Policy#: 01-417-87-45
Replacement of Policy # 01-424-69-44
Policy Period Effective Date From: 01/01/2011 To 01/01/2012

Dear Michael:

On behalf of Illinois National Insurance Company (hereinafter "Insurer"), I am pleased to confirm the binding of coverage in accordance with our agreement as set forth below and subject to the conditions set forth herein. Please review said Binder for accuracy and contact the Insurer **prior to the effective date** of policy coverage of any inaccuracy(ies) found within the issued Binder. If the Insurer does not hear from you prior to the effective date of policy coverage it will be understood that the Binder has been accepted as an accurate description of the agreed upon terms of coverage.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

*****IMPORTANT POLICY ISSUANCE VERIFICATION*****

A policy will be issued with the name and address of the Insured exactly as referenced in the "Policy Information" Section of this Binder. If this information is inaccurate, please advise us immediately.

POLICY INFORMATION

INSURED:	MP 63 FUND INC
INSURED'S ADDRESS:	555 THEODORE FREMD AVE. SUITE B 103 RYE, NY 10580
TYPE OF POLICY:	Investment Management Insurance Policy
BASIC FORM:	74650 (01/00)
INSURANCE COMPANY:	Illinois National Insurance Company
POLICY NUMBER:	01-417-87-45
EFFECTIVE DATE:	01/01/2011 **EXPIRATION DATE:** 01/01/2012

LIMIT OF LIABILITY
(AGGREGATE FOR ALL COVERAGES COMBINED AND INCLUDING DEFENSE COSTS): $1,000,000

RETENTION (EACH WRONGFUL ACT OR RELATED WRONGFUL ACTS): $50,000

OTHER TERMS:	Per Insurer Quote/Indication Letter dated 12/15/2010 except as indicated below.
PREMIUM:	$6,900

Important Conditions Of Binder: See Below

Premium for Certified Acts of Terrorism Coverage under Terrorism Risk Insurance Act 2002: $68 included in policy premium. Any coverage provided for losses caused by an act of terrorism as defined by TRIA (TRIA Losses) may be partially reimbursed by the United States under a formula established by TRIA as follows: 85% of TRIA Losses in excess of the insurer deductible mandated by TRIA, the deductible to be based on a percentage of the insurer's direct earned premiums for the year preceding the act of terrorism.

ENDORSEMENTS
The following endorsements will be added to the basic policy:

#	Form #	Ed Dt	Title
1	69898	09/06	NY CANCELLATION/NONRENEWAL

2-14076

2	78859	10/01	FORMS INDEX ENDORSEMENT
3	89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
4	99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
5	74665	11/99	5% OR GREATER FUND OWNER CLAIMS EXCLUSION
6			3/01 EMPLOYEE BENEFIT PLAN FIDUCIARY LIABILITY
7			Captive Insurance Company Exclusion
8			Commissions Exclusion Endorsement
9	102643	09/09	FIDUCIARY/CO-FIDUCIARY LIABILITY COVERAGE EXTENSION ENDORSEMENT
10			Nuclear Energy Liability Exclusion
11			IMI Advisor Plus Endorsement

CONDITIONS OF BINDER

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the Effective Date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the policy form listed above, any policy endorsements described above, and any modifications of such terms as described in this Binder section.Unless otherwise indicated, this Binder may be canceled prior to the Effective Date by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer prior to the Effective Date by sending written notice to the Insured at the address shown above stating when, not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer or by the Insured on or after the Effective Date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above.Issuance by the Insurer and acceptance by or on the behalf of the Insured of the policy shall render this Binder void except as indicated below.

A condition precedent to coverage afforded by this Binder is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Binder indicated above and the Effective Date.

Please note this Binder contains only a general description of coverages provided. For a detailed description of the terms of a policy you must refer to the policy itself and the endorsements bound herein.

PREMIUM PAYMENT

Our accounting procedures require that payment be remitted within 30 days of the effective date of coverage or 15 days from the billing date, whichever is later.

We appreciate your compliance with this procedure.

We appreciate your business and hope that we can be of further service to you in the future.

Sincerely,

Jerry McSpiritt

Jerry McSpiritt
Product Manager
Executive Liability

908-679-3619

If you have any questions regarding this policy, or for any other service needs, please contact our Chartis Broker Services:

Monday-Friday 9:00 AM - 6:00 PM Eastern
Telephone: 1-877-TO-SERVE or (877)867-3783
E-mail: TOSERVE@Chartisinsurance.com
Fax: (800) 315-3896

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